FINLAY FINE JEWELRY CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Report of Independent Public Accountants....................................F-2

Consolidated Statements of Operations for the years ended
 January 28, 1995, February 3, 1996 and February 1, 1997....................F-3

Consolidated Balance Sheets as of February 3, 1996 and
 February 1, 1997...........................................................F-4

Consolidated Statements of Changes in Stockholder's Equity for the
 years ended January 28, 1995, February 3, 1996 and February 1, 1997........F-5

Consolidated Statements of Cash Flows for the years ended
 January 28, 1995, February 3, 1996 and February 1, 1997....................F-6

Notes to Consolidated Financial Statements..................................F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of Finlay Fine Jewelry Corporation:

     We have audited the accompanying consolidated balance sheets of Finlay Fine Jewelry Corporation (a Delaware corporation) and subsidiaries as of February 3, 1996 and February 1, 1997, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the fifty-two weeks ended January 28, 1995, the fifty-three weeks ended February 3, 1996 and the fifty-two weeks ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finlay Fine Jewelry Corporation and subsidiaries as of February 3, 1996 and February 1, 1997, and the results of their operations and their cash flows for the fifty-two weeks ended January 28, 1995, the fifty-three weeks ended February 3, 1996 and the fifty-two weeks ended February 1, 1997 in conformity with generally accepted accounting principles.




                                                       ARTHUR ANDERSEN LLP
New York, New York
March 18, 1997

                         FINLAY FINE JEWELRY CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)



                                                                     Year Ended
                                                     -----------------------------------------
                                                      January 28,   February 3,   February 1,
                                                         1995          1996          1997
                                                     ------------  ------------  -------------
Sales.............................................   $   552,090   $   654,491   $    685,274
Cost of sales.....................................       261,263      314,029         330,300
                                                     ------------  ------------  -------------
Gross margin.....................................        290,827       340,462        354,974
Selling, general and administrative expenses......       239,281       281,693        289,145
Depreciation and amortization.....................         8,910         9,659         10,840
Management transition and consulting expense......         5,144       -              -
                                                     ------------  ------------  -------------
   Income (loss) from operations..................        37,492        49,110         54,989
Proceeds from life insurance......................       -              (5,000)       -
Interest expense, net.............................        20,927        21,844         22,526
                                                     ------------  ------------  -------------
   Income (loss) before income taxes..............        16,565        32,266         32,463
Provision (credit) for income taxes...............         8,349        12,527         14,501
                                                     ------------  ------------  -------------
Net income (loss)................................    $     8,216   $    19,739   $     17,962
                                                     ============  ============  =============


















     The accompanying notes are an integral part of these consolidated financial statements.

                         FINLAY FINE JEWELRY CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                 (in thousands, except share and per share data)

                                                                    February 3,    February 1,
                                                                       1996           1997
                                                                   -------------  -------------
                                     ASSETS
Current assets
   Cash and cash equivalents...................................    $    25,737    $    20,392
   Accounts receivable - department stores.....................         18,889         15,362
   Other receivables...........................................          2,860          4,338
   Merchandise inventories.....................................        195,926        222,445
   Prepaid expenses and other..................................          1,521          1,438
                                                                   -------------  -------------
   Total current assets........................................        244,933        263,975
                                                                   -------------  -------------
Fixed assets
   Equipment, fixtures and leasehold improvements..............         65,206         73,223
   Less - accumulated depreciation and amortization............         22,735         21,423
                                                                   -------------  -------------
      Fixed assets, net........................................         42,471         51,800
                                                                   -------------  -------------
Deferred charges and other assets..............................          7,206          5,770
Goodwill.......................................................         98,447         95,263
                                                                   -------------  -------------
      Total assets.............................................    $   393,057    $   416,808
                                                                   =============  =============

               LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
   Current portion of long-term debt...........................    $       206    $         2
   Accounts payable - trade....................................        125,817        133,252
   Accrued liabilities:
      Accrued salaries and benefits............................         14,100         15,061
      Accrued miscellaneous taxes..............................          4,160          4,147
      Accrued insurance........................................          1,115            762
      Accrued interest.........................................          3,703          3,833
      Accrued management transition and consulting.............          2,418          1,787
      Other....................................................         15,495         14,665
   Income taxes payable........................................         11,779         13,970
   Deferred income taxes.......................................            831            804
                                                                   -------------  -------------
        Total current liabilities..............................        179,624        188,283
Long-term debt.................................................        135,002        135,000
Other non-current liabilities..................................          6,044          7,115
                                                                   -------------  -------------
        Total liabilities......................................        320,670        330,398
                                                                   -------------  -------------

Stockholder's equity
   Common Stock, par value $.01 per share; authorized
      5,000 shares; issued and outstanding 1,000 shares........        -              -
   Additional paid-in capital..................................         69,241         69,241
   Distributions to investor group in excess
      of carryover basis.......................................        (24,390)       (24,390)
   Retained earnings...........................................         28,283         44,609
   Foreign currency translation adjustment.....................           (747)        (3,050)
                                                                   -------------  -------------
                                                                        72,387         86,410
                                                                   -------------  -------------
        Total liabilities and stockholder's equity.............    $   393,057    $   416,808
                                                                   =============  =============


     The accompanying notes are an integral part of these consolidated financial statements.

                         FINLAY FINE JEWELRY CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                        (in thousands, except share data)



                                                                                 Distributions
                                                Common Stock                      to investor               Foreign
                                              --------------------  Additional     group in                 Currency      Total
                                                 Number              Paid-in      excess of      Retained  Translation Stockholder's
                                               of shares   Amount    Capital    carryover basis  Earnings   Adjustment    Equity
                                              -----------  -------  ----------  ---------------  --------- ----------- -------------
Balance, January 29, 1994.................        1,000    $  -     $  42,506   $    (24,390)    $  2,692  $    -      $    20,808
   Net income (loss)......................        -           -         -              -            8,216       -            8,216
   Dividends on Common Stock..............        -           -         -              -             (984)      -             (984)
   Foreign currency translation
      adjustment..........................        -           -         -              -             -         (334)          (334)
                                              -----------  -------  ----------  ---------------  --------- ----------- -------------
Balance, January 28, 1995.................       1,000        -        42,506        (24,390)       9,924      (334)        27,706
   Net income (loss)......................        -           -         -              -           19,739       -           19,739
   Dividends on Common Stock..............        -           -         -              -           (1,380)      -           (1,380)
   Foreign currency translation
      adjustment..........................        -           -         -              -             -         (413)          (413)
   Capital contribution from parent.......        -           -        26,735          -             -          -           26,735
                                              ----------   -------  ----------  ---------------  --------- ----------- -------------
Balance, February 3, 1996.................       1,000        -        69,241        (24,390)      28,283      (747)        72,387
   Net income (loss)......................        -           -         -              -           17,962       -           17,962
   Dividends on Common Stock..............        -           -         -              -           (1,636)      -           (1,636)
   Foreign currency translation
      adjustment..........................        -           -         -              -             -       (2,303)        (2,303)
                                              ----------   -------  ----------  ---------------  --------- ----------- -------------
Balance, February 1, 1997.................       1,000     $  -     $  69,241   $    (24,390)    $ 44,609  $ (3,050)   $    86,410
                                              ==========   =======  ==========  ===============  ========= =========== =============













     The accompanying notes are an integral part of these consolidated financial statements.

                         FINLAY FINE JEWELRY CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                                                Year Ended
                                                                                 -----------------------------------------
                                                                                  January 28,   February 3,   February 1,
                                                                                     1995          1996          1997
                                                                                 ------------- ------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)............................................................ $     8,216   $    19,739   $    17,962
   Adjustments to reconcile net income (loss) to net cash provided from
      (used in) operating activities:
   Depreciation and amortization................................................       9,755        10,587        11,871
   Other, net...................................................................       1,409           797         1,845
   Changes in operating assets and liabilities, net of effects from purchase of Sonab (Note 11):
      (Increase) decrease in accounts and other receivables.....................      (3,642)       (9,856)        1,560
      Increase in merchandise inventories.......................................     (29,412)      (35,601)      (28,380)
      (Increase) decrease in prepaid expenses and other.........................          57          (262)           66
      Increase in accounts payable and accrued liabilities......................      41,504        10,515         9,300
      Decrease in deferred income taxes.........................................      (2,376)         (539)          (27)
                                                                                 ------------- ------------- -------------
   NET CASH PROVIDED FROM (USED IN) OPERATING

           ACTIVITIES...........................................................      25,511        (4,620)       14,197
                                                                                 ------------- ------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of equipment, fixtures and leasehold improvements..................     (11,228)      (14,933)      (17,533)
   Payment for puchase of Sonab, net of cash acquired...........................        (276)       -             -
   Other, net...................................................................        (874)       (2,224)         (839)
                                                                                 ------------- ------------- -------------
        NET CASH USED IN INVESTING ACTIVITIES...................................      (12,378)     (17,157)      (18,372)
                                                                                 ------------- ------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from revolving credit facility......................................      392,911      439,720       442,947
   Principal payments on revolving credit facility..............................     (392,911)    (439,720)     (442,947)
   Repayment of Sonab loans.....................................................       (9,418)       -            -
   Capital contribution from parent.............................................       -            26,735        -
   Payment of dividends.........................................................       (1,038)      (1,810)         (818)
   Other, net...................................................................       (1,103)        (372)         (206)
                                                                                 ------------- ------------- -------------
        NET CASH PROVIDED FROM (USED IN)
           FINANCING ACTIVITIES.................................................      (11,559)      24,553        (1,024)
                                                                                 ------------- ------------- -------------
       EFFECT OF EXCHANGE RATE CHANGES ON CASH.................................            (5)        (221)         (146)
                                                                                 ------------- ------------- -------------
        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........................        1,569        2,555        (5,345)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..................................       21,613       23,182        25,737
                                                                                 ------------- ------------- -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD........................................ $     23,182  $    25,737   $    20,392
                                                                                 ============= ============= =============








     The accompanying notes are an integral part of these consolidated financial statements.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  ORGANIZATION OF FINLAY JEWELRY, INITIAL PUBLIC OFFERING AND THE
              RECAPITALIZATION TRANSACTIONS

     Finlay Fine Jewelry Corporation ("Finlay Jewelry"), a Delaware corporation, is a wholly owned subsidiary of Finlay Enterprises, Inc. (the "Holding Company"). References to "Finlay" mean collectively, the Holding Company, Finlay Jewelry and all predecessor businesses. Finlay is a retailer of fine jewelry products and primarily operates leased fine jewelry departments in department stores throughout the United States and France. Finlay also operates leased fine jewelry departments in the United Kingdom and Germany. All references herein to leased departments refer to departments operated pursuant to license agreements or other arrangements with host department stores.

Initial Public Offering and Related Transactions

     On April 6, 1995, the Holding Company completed an initial public offering (the "Offering") of 2,500,000 shares of its Common Stock at a price of $14.00 per share. An additional 115,000 shares were sold by non-management selling stockholders. Net proceeds from the Offering after deducting the underwriting discount of $2,300,000 and expenses of approximately $2,500,000 incurred in connection with the Offering, were $30,200,000. The net proceeds were used to repurchase $6,103,000 accreted balance of the Holding Company's 12% Senior Discount Debentures due 2005 (the "Debentures") at a price equal to $5,789,000, or approximately 95% of the accreted amount. The balance of the net proceeds were used to reduce a portion of the outstanding indebtedness under Finlay's $135,000,000 Revolving Credit Facility (the "Revolving Credit Facility") with General Electric Capital Corporation ("G.E. Capital"), which was accounted for as a capital contribution to Finlay Jewelry.

     Immediately prior to the completion of the Offering, the holders of the Holding Company's 10% Series C Cumulative Preferred Stock ("Series C Preferred Stock") exchanged all outstanding shares of Series C Preferred Stock with the Holding Company for 2,581,784 shares of the Holding Company's Common Stock (the "Series C Exchange"). For purposes of the Series C Exchange, the outstanding Series C Preferred Stock was (i) valued at its liquidation value of $30,000,000 plus $6,145,000 of accrued dividends through the date of completion of the Series C Exchange, paid in kind at a quarterly rate of 2.5% and (ii) exchanged for Common Stock at the initial public offering price of $14.00 per share.

     G.E. Capital agreed to reduce the interest rate on the Revolving Credit Facility by 0.5% concurrent with the Offering. Finlay Jewelry and G.E. Capital amended the Revolving Credit Facility in March 1995 pursuant to which the Holding Company became a co-obligor with Finlay Jewelry under the Revolving Credit Facility with respect to a portion of the borrowings thereunder.

The 1993 Recapitalization

     In May 1993, an affiliate of Thomas H. Lee Company (together with its affiliated transferees, the "Lee Investors") and partnerships managed by Desai Capital Management Incorporated (collectively, the "Desai Investors"), acquired 36.8% and 24.5%, respectively, of the outstanding voting securities of the Holding Company in a series of transactions which recapitalized the Holding Company (the "Recapitalization Transactions"). Following the Recapitalization Transactions, management maintained a substantial equity interest in the Holding Company.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  ORGANIZATION OF FINLAY JEWELRY, INITIAL PUBLIC OFFERING AND THE
                RECAPITALIZATION TRANSACTIONS (continued)

     The Recapitalization Transactions included an investment by the Lee Investors (the "Lee Investment") and the Desai Investors (the "Desai Investment") in units consisting of the Series C Preferred Stock and Common Stock. Concurrently, certain other existing classes of preferred stock and all outstanding warrants to purchase Common Stock were redeemed. These equity related transactions resulted in the Lee Investors and the Desai Investors obtaining 52.6% beneficial ownership of the Holding Company's outstanding Common Stock.

     The Recapitalization Transactions also included the public issuance by the Holding Company of units consisting of Debentures and Common Stock, the public issuance by Finlay Jewelry of the 105/8 Senior Notes due 2003 (the "Notes") and the refinancing of Finlay's outstanding term loans (the "WCC Term Loans") and revolving indebtedness (the "WCC Revolving Credit Facility" and collectively with the WCC Term Loans, the "WCC Loans") with Westinghouse Credit Corporation ("WCC"). The WCC Revolving Credit Facility was replaced by the $110 million Revolving Credit Facility with G.E. Capital. The Revolving Credit Facility was amended at the time of the Sonab acquisition to, among other things, increase the amount available thereunder to $135 million. See Notes 4 and 11.

Organization and the 1988 Leveraged Recapitalization

     Finlay Jewelry was initially incorporated on August 2, 1985 as SL Holdings Corporation ("SL Holdings"). The Holding Company, a Delaware corporation incorporated on November 22, 1988, was organized by certain officers and directors (the "Investor Group") of SL Holdings to acquire certain operations of SL Holdings. In connection with the reorganization ("1988 Leveraged Recapitalization"), which resulted in the merger of a wholly owned subsidiary of the Holding Company into SL Holdings, SL Holdings changed its name to Finlay Fine Jewelry Corporation and became a wholly owned subsidiary of the Holding Company.

     The 1988 Leveraged Recapitalization was accounted for as a purchase in the accompanying financial statements. Accordingly, the excess of the purchase price over the net assets of Finlay Jewelry has been assigned to goodwill. Since certain members of the Investor Group beneficially owned shares of SL Holdings before the 1988 Leveraged Recapitalization and owned shares of the Holding Company after the 1988 Leveraged Recapitalization, the purchase method of accounting does not apply to their ownership interest in SL Holdings.
Accordingly, for accounting purposes, stockholder's equity reflects the total shares of SL Holdings owned by the Investor Group at their respective adjusted historical costs, reduced by the consideration paid for the SL Holdings shares owned by the Investor Group. This resulted in a reduction in stockholder's equity of $24,390,000 and is reflected as Distributions to investor group in excess of carryover basis in the accompanying Consolidated Balance Sheets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Presentation: The accompanying Consolidated Financial Statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles, which, for certain financial statement accounts, requires the use of management's estimates. Actual results may differ from these estimates.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

     Fiscal Year: Finlay Jewelry's fiscal year ends on the Saturday closest to January 31. References to 1994, 1995 and 1996 relate to the fiscal years ended on January 28, 1995, February 3, 1996 and February 1, 1997. Each of the fiscal years includes 52 weeks except 1995, which includes 53 weeks.

     Merchandise Inventories: Consolidated inventories are stated at the lower of cost or market with cost for the domestic operations determined by the last-in, first-out ("LIFO") method. Market represents estimated realizable value after providing for a normal profit margin. The cost to Finlay of gold merchandise sold on consignment, which typically varies with the price of gold, is not fixed until the sale is reported to the vendor following the sale of the merchandise. Finlay at times enters into futures contracts, such as options or forwards, based upon the anticipated sales of gold product in order to hedge against the risk arising from those payment arrangements. Changes in the market value of futures contracts are accounted for as an addition to or reduction from the inventory cost. For the years ended January 28, 1995, February 3, 1996 and February 1, 1997, the gain/loss on open futures contracts was not material. Finlay Jewelry did not have any open positions in futures contracts for gold at February 3, 1996 or February 1, 1997.

     Depreciation and Amortization: Depreciation and amortization, except where otherwise indicated, are computed by the straight-line method over the estimated useful lives of the fixed assets ranging from three to ten years.

     Principles of Consolidation: The consolidated financial statements include the accounts of Finlay Jewelry and its wholly owned subsidiaries, Sonab Holdings, Inc. and Sonab International, Inc. All significant intercompany transactions have been eliminated in consolidation.

     Software Development Costs: Costs incurred for the routine operation and maintenance of management information systems are expensed as incurred. It is Finlay Jewelry's policy to capitalize significant amounts relating to software purchased from third party software vendors as well as external consulting costs incurred in the development and improvement of new management information systems.

     Intangible Assets Arising from Acquisition: The excess purchase price paid over the fair market value of net assets acquired ("Goodwill") was recorded in accordance with Accounting Principles Board ("APB") Opinion No. 16 - "Accounting for Business Combinations" and is being amortized on a straight-line basis over forty years. Finlay Jewelry continually evaluates the carrying value and the economic useful life of Goodwill based on Finlay Jewelry's operating results and the expected future net cash flows and will adjust the carrying value and the related amortization period, if and when appropriate. Amortization of Goodwill for 1994, 1995 and 1996 totalled $2,963,000, $3,149,000 and $3,143,000, respectively. Accumulated amortization of Goodwill at February 3, 1996 and February 1, 1997 totalled $21,408,000 and $24,551,000, respectively.

     Foreign Currency Translation: Results of operations for Finlay Jewelry's foreign subsidiary are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using current rates in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". The resulting translation adjustments are recorded directly into a separate component of Stockholder's equity. Transaction gains and losses are reported in net income and were not significant in any year.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

     Debt Issuance Costs: Debt issuance costs of $6,379,000 arising principally from the Recapitalization Transactions are being amortized using the straight line method over the terms of the related debt agreements. These debt issuance costs totalled approximately $4,100,000 at February 3, 1996 and $3,200,000 at February 1, 1997. The debt issuance costs are reflected as a component of Deferred charges and other assets in the accompanying Consolidated Balance Sheets. Amortization of debt issuance costs for 1994, 1995 and 1996 totalled $845,000, $872,000 and $889,000, respectively, and have been recorded as a component of Interest expense, net in the accompanying Consolidated Statements of Operations.

     Cost of Sales: Cost of sales includes the cost of merchandise sold, repair expense, shipping, shrinkage and inventory losses. Buying and occupancy costs such as lease and rental fees are not included in Cost of sales and are reflected in Selling, general and administrative expenses on the Consolidated Statements of Operations.

     Statements of Cash Flows: Finlay Jewelry considers cash on hand, deposits in banks and deposits in money market funds as cash and cash equivalents. Interest paid during 1994, 1995 and 1996 was $20,071,000, $21,027,000 and
$21,480,000, respectively. Income taxes paid in 1994, 1995 and 1996 totalled $6,554,000, $9,367,000 and $9,320,000, respectively. Refer to Note 11 for a discussion of the Sonab acquisition.

     Fair Value of Financial Instruments: Cash, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. Marketable securities are recorded in the financial statements at current market values, which approximates cost. The fair values of Finlay Jewelry's debt and off-balance sheet financial instruments are disclosed in Note 4.

     Stock-Based Compensation: Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method had been applied.

     Accounting for the Impairment of Long-Lived Assets: SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires long-lived assets as well as identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Upon adoption of this Statement in 1996, there was no impact on Finlay Jewelry's financial position or results of operations.

     Seasonality: A significant portion of Finlay's revenues are generated in the fourth quarter due to the seasonality of the retail industry. Approximately 75% of Finlay's domestic sales in 1996 were from operations in two major department store groups of which 51% represents Finlay's domestic sales from one department store group.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - MERCHANDISE INVENTORIES

     Merchandise inventories consisted of the following:


                                                     February 3,    February 1,
                                                        1996           1997
                                                    -------------  -------------
                                                          (in thousands)
Jewelry goods - rings, watches and
  other fine jewelry (specific
  identification basis)........................     $    202,860   $   231,298
Excess of specific identification
  cost over LIFO inventory value...............            6,934         8,853
                                                    -------------  -------------
                                                    $    195,926   $   222,445
                                                    -------------  -------------


     The LIFO method had the effect of decreasing Income (loss) before income taxes in 1994, 1995 and 1996 by $845,000, $943,000 and $1,919,000, respectively.
Finlay determines its LIFO inventory value by utilizing selected producer price indices published for jewelry and watches by the Bureau of Labor Statistics. Due to the application of APB Opinion No. 16, inventory valued at LIFO for income tax reporting purposes is approximately $22,000,000 lower than that for financial reporting purposes at February 1, 1997.

     Approximately  $199,079,000  and  $194,276,000  at  February  3,  1996  and
February 1, 1997, respectively, of merchandise received on consignment has been excluded from Merchandise inventories and Accounts payable-trade in the accompanying Consolidated Balance Sheets.

     In August 1995, Finlay Jewelry consummated a gold consignment agreement (the "Gold Consignment Agreement") with Rhode Island Hospital Trust National Bank ("RIHT"), which matures on February 28, 1998. The Gold Consignment Agreement enables Finlay Jewelry to pay for merchandise by providing gold, or otherwise making payment, to certain vendors who currently supply Finlay with merchandise on consignment. While the merchandise involved remains consigned, the consignor and title to the gold content of the merchandise changes from the vendors to RIHT. As a result, such vendors have reduced their working capital requirements and associated financing costs. Consequently, Finlay has negotiated more favorable terms with the participating vendors.

     Finlay can obtain, pursuant to the Gold Consignment Agreement, up to the lesser of (i) 85,000 fine troy ounces or (ii) $25 million worth of gold, subject to a formula as prescribed by the Gold Consignment Agreement. At February 3, 1996 and February 1, 1997, amounts outstanding under the Gold Consignment Agreement totalled 22,090 and 36,916 fine troy ounces, respectively, valued at approximately $9.0 million and $12.8 million, respectively. The purchase price per ounce is based on the daily Second London Gold Fixing. For financial statement purposes, the consigned gold is not included in Merchandise inventories on Finlay Jewelry's Consolidated Balance Sheet and, therefore, no related liability has been recorded. RIHT charges Finlay a daily consignment fee on the dollar equivalent value of ounces outstanding, a floating rate which, as of February 3, 1996 and February 1, 1997, was approximately 4.5% per annum.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - MERCHANDISE INVENTORIES (continued)

     In addition, Finlay is required to pay an unused line fee of 0.5% if the amount of gold consigned has a value equal to or below $10 million. Included in interest expense for the year ended February 3, 1996 and February 1, 1997 are consignment fees of $189,000 and $638,000, respectively.

     In conjunction with the Gold Consignment Agreement, Finlay Jewelry granted RIHT, subject to the terms of an intercreditor agreement between RIHT and G.E. Capital, a first priority perfected lien on, and a security interest in, specified gold jewelry of participating vendors approved under the Gold Consignment Agreement and certain cash on deposit with RIHT and a lien on proceeds and products of such jewelry and cash deposits.

     The Gold Consignment Agreement requires Finlay Jewelry to comply with certain covenants, including restrictions on the incurrence of certain indebtedness, the incurrence or creation of liens, engaging in certain transactions with affiliates and related parties and limitations on the payment of dividends. The Gold Consignment Agreement also contains various financial covenants, including fixed charge coverage ratio requirements and certain maximum debt limitations. Finlay Jewelry was in compliance with all of its financial covenants as of and for the year ended February 1, 1997.

NOTE 4 - SHORT AND LONG-TERM DEBT

     The Holding Company and Finlay Jewelry are parties to a credit agreement with G.E. Capital which provides Finlay with a senior secured revolving line of credit of up to $135 million, a portion of which is available to the Holding Company under certain circumstances. The Revolving Credit Facility provides Finlay with a facility maturing on May 26, 1998, for borrowings based on an advance rate of (i) up to 85% of eligible domestic accounts receivable and (ii) up to 60% of eligible domestic owned inventory after taking into account such reserves or offsets as G.E. Capital may deem appropriate (the "Borrowing Base"). Eligibility criteria are established by G.E. Capital, which retains the right to adjust the Borrowing Base in its reasonable judgement by revising standards of eligibility, establishing reserves and/or increasing or decreasing from time to time the advance rates. Finlay Jewelry is permitted to use up to $20 million of the Revolving Credit Facility for the guarantee by G.E. Capital of letters of credit issued for the account of Finlay Jewelry by banks acceptable to G.E. Capital. The outstanding balance under the Revolving Credit Facility is required to be reduced each year to $10 million for a 20 consecutive day period, and immediately thereafter to zero for an additional 10 consecutive days (the "Balance Reduction Requirement"). Funds available under the Revolving Credit Facility are utilized for working capital purposes.

     The Revolving Credit Facility bears interest at a rate equal to, at Finlay's option, (i) the Index Rate (as defined) plus 1.0% or (ii) for one or more portions of the Revolving Credit Facility of $1.0 million or any greater integral multiple thereof, reserve adjusted LIBOR plus 2.0%. "Index Rate" is defined as the higher of (i) the highest daily prime or base rate publicly announced by any of the four largest member banks of the New York Clearing House Association and (ii) the latest rate of dealer ninety-day commercial paper as is customarily published in the "Money Rates" section of The Wall Street Journal. Upon the occurrence (and during the continuance) of an event of default under the Revolving Credit Facility, interest would accrue at a rate which is 2% in excess of the rate otherwise applicable, and would be payable upon demand.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SHORT AND LONG-TERM DEBT (continued)

     The Revolving Credit Facility is secured by a first priority perfected security interest in all of Finlay Jewelry's (and any subsidiary's) present and future tangible and intangible assets, excluding any of Finlay Jewelry's lease agreements which are not assignable without the lessor's consent.

     The Revolving Credit Facility contains customary covenants, including limitations on capital expenditures, limitations on borrowing transactions between Finlay and its officers, directors, employees and affiliates and limitations on payments of dividends. In addition, G.E. Capital has the right to approve (such approval not to be unreasonably withheld) certain private sales of Common Stock. The Revolving Credit Facility also contains various financial covenants, including minimum earnings and fixed charge coverage ratio requirements and certain maximum debt limitations. Finlay was in compliance with all of its financial covenants as of and for the year ended February 1, 1997.

     The credit agreement provides for an annual agency fee of $275,000 payable to G.E. Capital. Furthermore, a letter of credit fee of 2.25% per annum of the face amount of letters of credit guaranteed under the Revolving Credit Facility and an unused facility fee equal to 0.5% per annum on the average unused daily balance of the Revolving Credit Facility is payable monthly in arrears.

     There were no amounts outstanding at February 3, 1996 or February 1, 1997 under the Revolving Credit Facility. The maximum amounts outstanding under the Revolving Credit Facility during 1994, 1995 and 1996 were $108,800,000, $99,100,000 and $114,100,000, respectively. The average amounts outstanding for the same periods were $69,300,000, $68,400,000 and $75,371,000, respectively.
The weighted average interest rates during the period (calculated based on actual interest expense divided by the average amount outstanding during the period) were 7.6%, 8.9% and 8.0% for 1994, 1995 and 1996, respectively.

     At February 3, 1996 and February 1, 1997, Finlay had letters of credit outstanding totalling $11.0 million and $11.1 million, respectively, which guarantee various trade activities. The contract amount of the letters of credit approximate their fair value.

     Long-term debt consisted of the following:

                                             February 3,    February 1,
                                                1996           1997
                                            -------------  -------------
                                                   (in thousands)
Senior Notes ............................   $   135,000    $   135,000
Other....................................          208               2
                                            -------------  -------------
                                               135,208         135,002
Less - current portion...................          206               2
                                            -------------  -------------
                                            $  135,002     $   135,000
                                            =============  =============

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SHORT AND LONG-TERM DEBT (continued)

     On May 26, 1993, as part of Finlay's recapitalization, Finlay Jewelry issued 105/8% Senior Notes due 2003 with an aggregate principal amount of $135,000,000. Interest on the Notes is payable semi-annually on May 1 and November 1 of each year, and commenced on November 1, 1993. Except in the case of certain equity offerings, the Notes are not redeemable prior to May 1, 1998. Thereafter, the Notes will be redeemable, in whole or in part, at the option of Finlay, at specified redemption prices plus accrued and unpaid interest, if any, to the date of the redemption. In the event of a Change of Control (as defined in the Notes indenture), each holder of the Notes will have the right to require Finlay Jewelry to repurchase its Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the repurchase date. The Notes rank senior in right of payment to all subordinated indebtedness of Finlay and pari passu in right of payment with all senior borrowings, including borrowings under the Revolving Credit Facility. However, because the Revolving Credit Facility is secured by a pledge of substantially all the assets of Finlay Jewelry, the Notes are structurally subordinated to the borrowings under the Revolving Credit Facility. The indenture relating to the Notes contains restrictions relating to, among other things, the payment of dividends, the repurchase of stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, certain asset sales transactions with subsidiaries and other affiliates and mergers and consolidations.

     The fair value of the Notes at February 1, 1997, determined based on market quotes, was $142,425,000.

     On May 26, 1993, as part of Finlay's recapitalization, the Holding Company sold, for $55,167,140, an aggregate of 98,000 units consisting of $98,000,000 12% Senior Discount Debentures due 2005 and 130,667 shares of Common Stock. The Debentures are secured by a first priority lien on and security interest in all of the issued and outstanding stock and intercompany indebtedness, if any, of Finlay Jewelry. However, the operations of the Holding Company are conducted through Finlay Jewelry and, therefore, the Holding Company is dependent upon the cash flow of Finlay Jewelry to meet its obligations, including its obligations under the Debentures. As a result, the Debentures are effectively subordinated to all indebtedness and all other obligations of Finlay Jewelry. The indenture relating to the Debentures contains restrictions relating to, among other things, the payment of dividends, the repurchase of stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, certain asset sales transactions with subsidiaries and other affiliates and mergers and consolidations.

     Finlay was in compliance with all of the provisions of the Notes and Debenture indentures as of and for the year ended February 1, 1997.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SHORT AND LONG-TERM DEBT (continued)

     The aggregate amounts of long-term debt payable in each of the five years in the period ending February 2, 2002 and thereafter are as follows:


                                                   (in thousands)
                                                   --------------


1997...........................................    $        2
1998...........................................         -
1999...........................................         -
2000...........................................         -
2001...........................................         -
Thereafter.....................................       135,000
                                                   --------------
                                                   $  135,002
                                                   ==============

     Interest expense for 1994, 1995 and 1996 was  $20,950,000,  $21,985,000 and
$22,609,000, respectively. Interest income for the same periods was $23,000, $141,000 and $83,000, respectively.

NOTE 5 - LONG TERM INCENTIVE PLAN AND MANAGEMENT
               PURCHASE OF COMMON STOCK

     The Holding Company's Long Term Incentive Plan (the "Incentive Plan") permits the Holding Company to grant to officers and other key employees of the Holding Company and its subsidiaries and consultants and other persons who are deemed to render significant services to the Holding Company or its subsidiaries, as well as directors of the Holding Company (other than members of the Compensation Committee), the following: (i) stock options, (ii) stock appreciation rights in tandem with stock options, (iii) limited rights in tandem with stock options, (iv) restricted or nonrestricted share awards,
(v) performance units or (vi) any combination of the foregoing. Under the Incentive Plan, the Holding Company may grant stock options which are either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-incentive stock options. An aggregate of 663,486 shares of Common Stock of the Holding Company has been reserved for issuance pursuant to the Incentive Plan.

     Finlay has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective in 1996. As permitted by the Statement, Finlay has elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the fair value method of accounting been applied to the Holding Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the stock options, Finlay Jewelry's net income would have been reduced by $228,000 in 1995 and $219,000 in 1996. This pro forma impact only reflects options granted since the beginning of 1995 and therefore the resulting compensation cost may not be representative of that to be expected in future years.

     The fair value of options granted in 1995 and 1996 was estimated using the Black-Scholes option-pricing model based on the weighted average market price at the grant date of $13.67 in 1995 and $13.56 in 1996 and the following weighted average assumptions: risk free interest rate of 6.89% and 6.67% for 1995 and 1996, respectively, expected life of seven years for 1995 and 1996 and volatility of 35.10% for 1995 and 1996. The weighted average fair value of options granted in 1995 and 1996 was $7.02 and $6.88, respectively.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LONG TERM INCENTIVE PLAN AND MANAGEMENT
                PURCHASE OF COMMON STOCK (continued)

     The following summarizes the transactions pursuant to the Holding Company's Incentive Plan for 1994, 1995 and 1996:

                                                 1994                       1995                           1996
                                      --------------------------   --------------------------   ---------------------------
                                       Number of      Wtd. Avg.     Number of      Wtd. Avg.      Number of     Wtd. Avg.
                                        Options       Ex. Price      Options       Ex. Price       Options      Ex. Price
                                      -----------    -----------   -----------   ------------   ------------   ------------
Outstanding at beginning
     of year.......................     365,323      $    7.87       396,821     $     9.11        545,834     $    11.61
Granted............................      72,262          14.29       264,505          13.67         21,333          13.56

Exercised..........................       -              -           (41,284)          7.23        (27,826)          7.23
Forfeited..........................     (40,764)          7.23       (74,208)          8.00        (15,574)         11.45
                                      -----------    -----------   -----------   ------------   ------------   -----------
Outstanding at end of year              396,821           9.11       545,834          11.61        523,767          11.93
                                      ===========    ===========   ===========   ============   ------------   -----------
Exercisable at end of year               57,439      $    8.04       113,970     $     9.73        207,122     $    10.94

     The options outstanding at February 1, 1997 have exercise prices between $7.23 and $18.06, with a weighted average exercise price of $11.93 and a weighted average remaining contractual life of 7.61 years. Options generally vest in five years and expire in ten years from date of grant.

     Upon the commencement of his employment, a senior officer of the Holding Company purchased 138,525 shares of Common Stock (the "Purchased Shares"), at a price of $7.23 per share. The aggregate purchase price of these shares was paid in the form of a note issued to the Holding Company in the amount of $1,001,538. The note is secured by the Purchased Shares and certain proceeds from sale of the Purchased Shares or any distribution paid on or with respect to the Purchased Shares. Interest accrues on the unpaid balance of the note at a rate equal to 7.92% per annum, compounded annually. In the event of termination of employment, the Purchased Shares (together with vested options and shares issued upon exercise of vested options ("Option Shares")) are subject to certain call rights and the Option Shares are additionally subject to certain put rights. In the event the Holding Company does not exercise its call rights, the rights may be exercised by the Lee Investors and the Desai Investors, pro rata based on their respective ownership of Common Stock. The Purchased Shares and Option Shares are subject to certain restrictions on transfer.

NOTE 6 - LEASE AGREEMENTS

     Finlay conducts substantially all of its operations as leased departments in department stores. All of these leases, as well as rentals for office space and equipment, are accounted for as operating leases. A substantial number of such operating leases expire on various dates through 2008.

     Substantially all of the leases provide that the title to certain fixed assets of Finlay transfers upon termination of the leases, and that Finlay will receive the undepreciated value of such fixed assets from the lessor in the event such transfers occur. The values of such fixed assets are recorded at the inception of the lease arrangement and are reflected in the accompanying Consolidated Balance Sheets.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LEASE AGREEMENTS (continued)

     In many cases, Finlay is subject to limitations under its lease agreements with host department stores which prohibit Finlay from operating departments for other store groups within a certain geographical radius of the host store.

     The store leases provide for the payment of fees based on sales, plus, in some instances, installment payments for fixed assets. Lease expense, included in Selling, general and administrative expenses, is as follows:

                                              Year Ended
                              ------------------------------------------------
                               January 28,       February 3,      February 1,
                                  1995              1996              1997
                              -------------     -------------    -------------
Minimum fees..............    $    8,606        $    10,555      $     6,188
Contingent fees...........        80,211             94,679          103,319
                              -------------     -------------    -------------
     Total................    $   88,817        $   105,234      $   109,507
                              =============     =============    =============

     Future minimum payments under noncancellable operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:



                                                       (in thousands)
                                                      ----------------
     1997 .................................           $       9,732
     1998 .................................                   3,876
     1999 .................................                   3,368
     2000 .................................                   2,978
     2001 .................................                   2,417
     Thereafter............................                  13,089
                                                      ----------------
Total minimum payments required...................... $      35,460
                                                      ================


     Minimum payments shown above have not been reduced by minimum sublease payments of $260,000 due in the future under noncancellable subleases.

NOTE 7 - PENSION PLANS

     Finlay maintains a defined contribution profit-sharing plan to provide retirement benefits for all personnel. This plan provides for company matching contributions of $.25 for each $1.00 of employee contribution, up to 5% of the employee's salary, as limited by the Code. Additionally, Finlay contributes 2% of the employees' earnings annually, as limited by the Code. Vesting in Finlay's contributions begins upon completion of three years of employment and accrues at the rate of 20% per year.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PENSION PLANS (continued)

     Finlay also provides fixed retirement benefits for certain former employees not covered by existing pension plans. The estimated liability for such benefits has been accrued for in these financial statements and is reflected as components of Other accrued liabilities and Other non-current liabilities.

     The cost of the  defined  contribution  plan  maintained  by Finlay and the
retirement  benefits  for  certain  former  employees   aggregated   $1,603,000,
$1,728,000 and $1,753,000 for 1994, 1995 and 1996, respectively.

NOTE 8 - INCOME TAXES

     For income tax reporting purposes, Finlay Jewelry has an October 31 year end. Finlay Jewelry files a consolidated Federal income tax return with its parent, the Holding Company, and its wholly owned subsidiaries. Finlay Jewelry's provision for income taxes and deferred tax assets and liabilities was calculated as if Finlay Jewelry including its subsidiaries, filed its tax return on a stand-alone basis.

     Deferred income taxes at year end reflect the impact of temporary differences between amounts of assets and liabilities for financial and tax reporting purposes.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES (continued)

     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at year end are as follows:

                                                                           Year Ended
                                                               -------------------------------
                                                                 February 3,      February 1,
                                                                    1996             1997
                                                               --------------    -------------
                                                                       (in thousands)
Deferred Tax Assets
 Uniform inventory capitalization.........................     $     3,154       $    3,462
 Expenses not currently deductible........................           4,398            4,074
 ITC carryover............................................           1,100            1,100
 AMT credit...............................................             566              566
 Deferred financing costs-current.........................             205              208
                                                               --------------    -------------
                                                                     9,423            9,410
 Valuation allowance......................................           1,200            1,200
                                                               --------------    -------------
  Total current...........................................           8,223            8,210
                                                               --------------    -------------
 Deferred financing costs-non-current.....................             642              429
                                                               --------------    -------------
  Total non-current.......................................             642              429
                                                               --------------    -------------
    Total deferred tax assets.............................           8,865            8,639
                                                               --------------    -------------
Deferred Tax Liabilities
  LIFO inventory valuation................................           9,054            9,014
                                                               --------------    -------------
   Total current..........................................           9,054            9,014
                                                               --------------    -------------
 Depreciation.............................................           6,050            7,029
                                                               --------------    -------------
   Total non-current......................................           6,050            7,029
                                                               --------------    -------------
     Total deferred tax liabilities.......................          15,104           16,043
                                                               --------------    -------------
        Net deferred income tax liabilities...............     $     6,239       $    7,404
                                                               ==============    =============

   Net current deferred income tax liabilities............     $       831       $      804
   Net non-current deferred income tax liabilities........           5,408            6,600
                                                               --------------    -------------
     Net deferred income tax liabilities..................     $     6,239       $    7,404
                                                               ==============    =============

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES (continued)

     The components of income tax expense are as follows:


                                                   Year Ended
                                 ----------------------------------------------
                                   January 28,     February 3,     February 1,
                                      1995            1996            1997
                                 --------------   -------------   -------------
Current domestic taxes.......    $      9,486     $    11,106     $    12,291
Current foreign taxes........             449           1,238           1,045
Deferred taxes...............          (1,586)            183           1,165
                                 --------------   -------------   -------------
Income tax expense...........    $      8,349     $    12,527     $    14,501
                                 ==============   =============   =============


     A reconciliation of the income tax provision computed by applying the federal statutory rate to Income (loss) before income taxes to the Provision for income taxes on the accompanying Consolidated Statements of Operations is as follows:


                                                     Year Ended
                                 ----------------------------------------------
                                  January 28,      February 3,     February 1,
                                     1995             1996            1997
                                 --------------   -------------   -------------
Federal Statutory Provision..    $      5,798     $    11,294     $    11,367
Foreign taxes................             449           1,238           1,045
State tax, net of federal
   benefit...................           1,308           1,836           1,934
Non-deductible amortization..           1,037           1,037           1,037
Life insurance proceeds......         -                (1,750)         -
Benefit of foreign tax
   credit....................            (449)         (1,238)         (1,045)
Other........................             206             110             163
                                 --------------   -------------   -------------
Provision for income taxes...    $      8,349     $    12,527     $    14,501
                                 ==============   =============   =============


     Section 382 of the Code restricts utilization of net operating loss carryforwards ("NOLs") after an ownership change exceeding 50%. Such utilization is generally restricted to an annual limit computed by applying the federal long-term tax exempt rate to the fair market value of the stock of the Holding Company immediately prior to the time of the ownership change. As a result of the Recapitalization Transactions, a change in ownership of the Holding Company exceeding 50% occurred within the meaning of Section 382 of the Code. Similar restrictions will apply to other carryforwards. Consequently, there is a material limitation on the annual utilization of the Finlay Jewelry's net operating loss and other carryforwards which requires a deferral or loss of the utilization of such carryforwards. The IRS permits taxpayers who obtain a private letter ruling to close their books at the change of ownership date and to offset pre-Change of Control income by the NOL available to that year, regardless of the annual limitation. Finlay Jewelry has received such a ruling and, as a result, at October 31, 1996, has a NOL carryforward for tax purposes of $14,000,000 which is subject to an annual limit of approximately $2,000,000 per year, of which $10,000,000 expires in 2004 and $4,000,000 expires in 2005. At October 31, 1996, Finlay Jewelry had Investment Tax Credit ("ITC")

                  FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES (continued)

carryovers of approximately $1,100,000, of which $150,000 expires in 1997, $649,000 in 1998, $264,000 in 1999 and $37,000 in 2000. At October 31, 1996,
Finlay Jewelry also had Alternative Minimum Tax Credit ("AMT") carryovers of $566,000 which may be used indefinitely to reduce federal income taxes.

     SFAS No. 109 "Accounting for Income Taxes," requires that the tax benefit of such NOLs and tax credits be recorded as an asset to the extent that management assesses the utilization to be "more likely than not". As the accompanying Consolidated Financial Statements include profits earned after the tax year end at October 31, (the profit of the Christmas selling season), for financial reporting purposes only, the NOL carryforward has been absorbed in full and no NOL carryfoward exists as of February 1, 1997. Management determined at February 1, 1997, that based upon Finlay Jewelry's history of operating earnings and its expectations for the future, no change to the valuation allowance is warranted.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Finlay Jewelry, from time to time, is involved in litigation concerning its business affairs. Management believes that the resolution of all pending litigation will not have a material adverse effect on the financial statements.

     Finlay Jewelry has employment agreements with two senior members of management which provide for minimum salary levels as well as incentive compensation based on meeting specific financial goals. Such agreements have remaining terms of one year and have a remaining aggregate minimum value of approximately $1,400,000 as of February 1, 1997.

     The credit agreement with G.E. Capital, the Gold Consignment Agreement with RIHT and the indenture relating to the Notes restrict distributions from Finlay Jewelry to the Holding Company to 0.25% of Finlay Jewelry's net sales for the preceding fiscal year. During 1996, dividends of $1,636,000 were declared and $818,000 was distributed to the Holding Company. During 1995, dividends of $1,380,000 were declared and $1,810,000 was distributed to the Holding Company. During 1994, dividends of $984,000 were declared and $738,000 was distributed to the Holding Company.

     Finlay Jewelry s concentration of credit risk consists principally of accounts receivable. Finlay Jewelry believes that the risk associated with these receivables, other than those from department store groups indicated in the last paragraph of Note 2, would not have a material adverse effect on Finlay Jewelry's financial position or results of operations.

     Finlay Jewelry is committed to expend a total of approximately $10,000,000 for the completion of a 75,000 square foot distribution and warehouse facility in Orange, Connecticut, of which approximately half has been disbursed during 1996. Expenditures included the purchase of machinery and equipment, construction costs and the purchase and installation of computer systems.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes the quarterly financial data for 1994, 1995 and 1996 (in thousands):


                                          Year Ended January 28, 1995
                             --------------------------------------------------
                                First       Second        Third        Fourth
                               Quarter      Quarter      Quarter     Quarter(a)
                             ----------   -----------  ----------   -----------
Sales...................     $  93,858    $  109,209   $ 109,657    $  239,366
Gross margin............        49,087        56,973      57,697       127,070
Net income (loss).......        (4,356)       (1,985)     (1,982)       16,539


                                          Year Ended February 3, 1996
                             --------------------------------------------------
                                First       Second        Third       Fourth
                               Quarter    Quarter(a)     Quarter     Quarter
                             ----------   -----------  ----------   -----------
Sales...................     $ 112,716      $135,428   $ 132,058    $  274,289
Gross margin............        58,875        70,327      68,773       142,487
Net income (loss).......        (4,102)        4,545      (1,373)       20,669


                                         Year Ended February 1, 1997
                             --------------------------------------------------
                                First       Second        Third        Fourth
                               Quarter      Quarter      Quarter       Quarter
                             -----------  -----------  -----------  -----------
Sales...................     $ 130,719    $  137,188   $  136,140   $  281,227
Gross margin............        66,681        71,343       70,360      146,590
Net income (loss).......        (2,929)          (15)      (1,091)      21,997

-------------------------
(a) The fourth quarter of 1994 includes $5,144,000, on a pre-tax basis, of expenses related to the management transition and consulting expense. The second quarter of 1995 includes proceeds of $5,000,000 from a life insurance policy maintained on a senior executive.

NOTE 11 - ACQUISITIONS

     On October 28, 1994, Finlay Jewelry completed the acquisition of Societe Nouvelle d'Achat de Bijouterie - S.O.N.A.B. ("Sonab"), a French company operating 95 leased jewelry departments and three free standing locations, all in France from Galeries Lafayette. The leased fine jewelry departments operate in department stores such as Galeries Lafayette, Nouvelles Galeries and Bazar De L'Hotel de Ville. Simultaneously with the acquisition of Sonab, G.E. Capital agreed to provide additional financing by increasing Finlay's Revolving Credit Facility by $25,000,000, from $110,000,000 to $135,000,000. The acquisition was recorded under the purchase method of accounting. The Sonab acquisition required approximately $11,000,000 primarily for the purpose of repaying existing intercompany loans to Galeries Lafayette, as well as an outstanding gold credit line. Finlay Jewelry paid approximately $356,000 for the common stock of Sonab. Goodwill associated with this transaction was not significant.

                         FINLAY FINE JEWELRY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - ACQUISITIONS (continued)

     The following summarized, unaudited pro forma combined results of operations for the years ended January 29, 1994 and January 28, 1995 have been prepared assuming the acquisition of Sonab occurred at the beginning of the respective periods. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined company (dollars in thousands):


                                                 Year Ended
                                   -----------------------------------------
                                      January 29,              January 28,
                                        1994                     1995
                                   ----------------        -----------------
Sales.....................         $    530,676            $      572,965
Net income (loss).........               (4,724)                    8,841